Mail Stop 3720

May 5, 2006

Mr. Patricio E. de la Garza
Chief Financial Officer
Alestra, S. de R.L. de C.V.
Ave. Lázaro Cárdenas No. 2321, 9th Floor
Col. Residencial San Agustín
Garza García, N.L. 6620 México

> **Re**: **Alestra, S. de R.L. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 1-31894**

Dear Mr. de la Garza:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Patricio E. de la Garza
Alestra, S. de R.L. de C.V.
May 5, 2006
Page 2

Form 20-F for Fiscal Year Ended December 31, 2005

Note 3. Summary of Significant Accounting Policies, page F-9

g. Long-lived assets, page F-12

1.   You test for potential impairment of your long-lived assets by assessing whether
        the unamortized carrying amount can be recovered over the remaining life of the
        assets through discounted future expected cash flows. Tell us and disclose, in
        future filings, your impairment testing policy for US GAAP reporting purposes.
        In this regard, please note that SFAS 144 requires that you compare the carrying
        value of the assets to the sum of *undiscounted* cash flows expected to result from
        the use and eventual disposition of the asset(s).

Note 5. Accounts Receivable and Payable and Transactions with Affiliates and Other
Related Parties, page F-17

2.   We note at footnote (e) that AT&T Corp. has agreed, on November 30, 2005, to
        waive the 2005 royalty payment if you invest funds in marketing and developing
        your own brand during a defined initial transition period. Clarify for us whether
        you have accrued the royalty fee for 2005 and, if not, tell us to what the expense
        in the amount of Ps32,133 relates.

Note 9 – Notes Payable and Capital Leases, page F-21

3.   Tell us how you accounted for the changes to the terms of the notes payable to
        Hewlett Packard de Mexico, S.A. de C.V. for US GAAP reporting purposes.

Note 14 – Segments, page F-27

4.   We note that in 2004 you re-evaluated your internal reporting structure and
        decided to report only two segments, as compared to four segments in the prior
        years. Describe for us in more detail the changes in your internal reporting
        structure and tell us how you analyzed the guidance in SFAS 131 in determining
        that you were required to only present two reportable segments. If you have
        aggregated more than one operating segment, tell us how you determined that you
        met the criteria for aggregation in paragraph 17 of SFAS 131, including the
        requirement that the segments have similar economic characteristics.

Note 15 – Costs of Special Projects, page F-29

5.   It is unclear to us how you accounted for the settlement of all outstanding
        amounts in relation to special projects on November 24, 2004. Clarify your

Mr. Patricio E. de la Garza
Alestra, S. de R.L. de C.V.
May 5, 2006
Page 3

obligations under the settlement agreement and the effect on your income statement and balance sheet. In addition, tell us if this accounting treatment was consistent for purposes of US GAAP reporting.

Note 20 – Differences Between Mexican GAAP and US GAAP, page F-33

Effects of the Restructuring of the Old Senior Notes, page F-36

6.   We note that you concluded that no gain should be recognized, under US GAAP, for the notes that were exchanged or settled for cash in your debt restructuring. Tell us how you applied the guidance in SFAS 15 in determining that the entire gain of Ps1,638,815, recorded under Mexican GAAP in 2003, should be reversed in your reconciliation to US GAAP. Clarify how you accounted for the portion of the notes that were settled in cash.

Severance Payments, page F-38

7.   Describe for us in more detail the nature of your severance benefits. Tell us how you account for these payments under US GAAP in 2005 and your basis in the accounting literature. Also, clarify how you accounted for the payments for US GAAP reporting in prior years. Provide us with your analysis under SAB 99 to support your position that your financial statements are not materially misstated as a result of not having recognized the costs associated with these benefits in prior years.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Patricio E. de la Garza
Alestra, S. de R.L. de C.V.
May 5, 2006
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director